Form U -13 - 60
                   Mutual and Subsidiary Service Companies


                                 ANNUAL REPORT

                                FOR THE PERIOD


             Beginning January 1, 2002 and Ending December 31, 2002

                                    TO THE

                 U. S. SECURITIES AND EXCHANGE COMMISSION

                                      OF

                     NORTHEAST UTILITIES SERVICE COMPANY


                         A Subsidiary Service Company


                  Date of Incorporation - September 3, 1965


             State of Sovereign Power under which Incorporated or
                           Organized - Connecticut


               Location of Principal Executive Offices of Reporting
                  Company - Selden Street, Berlin, CT 06037


         Name, title, and address of officer to whom correspondence concerning this report should be addressed:

         John P. Stack, Vice President - Accounting and Controller,
                    P.O. Box 270, Hartford, CT 06141-0270


            Name of Principal Holding Company Whose Subsidiaries
                       are served by Reporting Company

                             NORTHEAST UTILITIES



                    INSTRUCTIONS FOR USE ON FORM U-13-60

1.   TIME OF FILING
Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the instructions for that form.

2.   NUMBER OF COPIES
Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

3.   PERIOD COVERED BY REPORT
The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to to the end of that calendar year. Subsequent reports should cover a calendar year.

4.   REPORT FORMAT
Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

5.   MONEY AMOUNTS DISPLAYED
All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate, and subject to provisions of Regulation S-X (Section 210.3-0.1(b)).

6.   DEFICITS DISPLAYED
Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, (Section 210.3-0.1(c)).

7.   MAJOR AMENDMENTS OR CORRECTIONS
Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8.   DEFINITIONS
Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9.   ORGANIZATION CHART
The service company shall submit with each annual report a copy of its current organization chart.

10.  METHODS OF ALLOCATION
The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11.  ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED
The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use in capital billed during the calendar year.




                   LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS
                   ---------------------------------------------

                                                         Schedule or           Page
Description of Reports or Statements                    Account Number        Number
------------------------------------                    --------------        ------
  COMPARATIVE BALANCE SHEET                             Schedule I             4-5

    SERVICE COMPANY PROPERTY                            Schedule II            6-7

    ACCUMULATED PROVISION FOR DEPRECIATION AND
    AMORTIZATION OF SERVICE COMPANY                     Schedule III            8

    INVESTMENTS                                         Schedule IV             9

    ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES        Schedule V              10

    FUEL STOCK EXPENSES UNDISTRIBUTED                   Schedule VI             11

    STORES EXPENSE UNDISTRIBUTED                        Schedule VII            12

    MISCELLANEOUS CURRENT AND ACCRUED ASSETS            Schedule VIII           13

    MISCELLANEOUS DEFERRED DEBITS                       Schedule IX             14

    RESEARCH, DEVELOPMENT, OR DEMONSTRATION
    EXPENDITURES                                        Schedule X              15

    PROPRIETARY CAPITAL                                 Schedule XI             16

    LONG-TERM DEBT                                      Schedule XII            17

    CURRENT AND ACCRUED LIABILTIES                      Schedule XIII           18

    NOTES TO FINANCIAL STATEMENTS                       Schedule XIV            19

  COMPARATIVE INCOME STATEMENT                          Schedule XV             20

    ANALYSIS OF BILLING - ASSOCIATE COMPANIES           Account 457             21

    ANALYSIS OF BILLING - NONASSOCIATE COMPANIES        Account 458             22

    ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE
    AND NONASSOCIATE COMPANIES                          Schedule XVI            23

    SCHEDULE OF EXPENSE BY DEPARTMENT OR SERVICE
    FUNCTION                                            Schedule XVII         24-25

    DEPARTMENTAL ANALYSIS OF SALARIES                                           26

    OUTSIDE SERVICES EMPLOYED                                                   27

    EMPLOYEE PENSIONS AND BENEFITS                      Account 926             28

    GENERAL ADVERTISING EXPENSES                        Account 930.1           29

    MISCELLANEOUS GENERAL EXPENSES                      Account 930.2           30

    RENTS                                                                       31

    TAXES OTHER THAN INCOME TAXES                       Account 408             32

    DONATIONS                                           Account 426.1           33

    OTHER DEDUCTIONS                                    Account 426.5           34

    NOTES TO STATEMENT OF INCOME                        Schedule XVIII          35

    ORGANIZATION CHART                                                          36

    METHODS OF ALLOCATION                                                       37

    ANNUAL STATEMENT OF COMPENSATION FOR
    USE OF CAPITAL BILLED                                                       38

    SIGNATURE PAGE                                                              39



                 ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                        SCHEDULE I - COMPARATIVE BALANCE SHEET

Give balance sheet of the Company as of December 31 of the current and prior year.
-------------------------------------------------------------------------------------------------------
ACCOUNT                      ASSETS AND OTHER DEBITS                              AS OF DECEMBER 31
-------------------------------------------------------------------------------------------------------
                                                                               2002          2001
                                                                              (Thousands of Dollars)
        SERVICE COMPANY PROPERTY
        ------------------------
101     Service company property (Schedule II)                            $    102,315  $     98,340
107     Construction work in progress (Schedule II)                             11,978        14,955
                                                                          ------------  ------------
            Total Property                                                     114,293       113,295
                                                                          ------------  ------------
108     Less accumulated provision for depreciation and
        amortization of service company property (Schedule III)                 77,139        81,174
                                                                          ------------  ------------
            Net Service Company Property                                        37,154        32,121
                                                                          ------------  ------------
        INVESTMENTS
        -----------
123     Investments in associate companies (Schedule IV)                          -             -
124     Other investments (Schedule IV)                                         17,140         6,713
                                                                          ------------  ------------
            Total Investments                                                   17,140         6,713
                                                                          ------------  ------------
        CURRENT AND ACCRUED ASSETS
        --------------------------
131     Cash                                                                      -            2,543
134     Special deposits                                                          -             -
135     Working funds                                                              450           450
136     Temporary cash investments (Schedule IV)                                  -           55,300
141     Notes receivable                                                          -             -
143     Accounts receivable                                                     38,355        56,817
144     Accumulated provision of uncollectible accounts                           -             -
146     Accounts receivable from associate companies (Schedule V)              391,670       219,840
152     Fuel stock expenses undistributed (Schedule VI)                           -             -
154     Materials and supplies                                                     151           286
163     Stores expense undistributed (Schedule VII)                               -             -
165     Prepayments                                                             37,080        20,653
174     Miscellaneous current and accrued assets (Schedule VIII)                  -             -
                                                                          ------------  ------------
            Total Current and Accrued Assets                                   467,706       355,889
                                                                          ------------  ------------
        DEFERRED DEBITS
        ---------------
181     Unamortized debt expense                                                  -             -
184     Clearing accounts                                                           66            19
186     Miscellaneous deferred debits (Schedule IX)                             26,968        35,721
188     Research, development, or demonstration
        expenditures (Schedule X)                                                 -             -
190     Accumulated deferred income taxes                                        2,037         2,591
                                                                          ------------  ------------
            Total Deferred Debits                                               29,071        38,331
                                                                          ------------  ------------
            TOTAL ASSETS AND OTHER DEBITS                                 $    551,071  $    433,054
                                                                          ============  ============


                 ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                        SCHEDULE I - COMPARATIVE BALANCE SHEET

Give balance sheet of the Company as of December 31 of the current and prior year.
-------------------------------------------------------------------------------------------------------
ACCOUNT                LIABILITIES AND PROPRIETARY CAPITAL                        AS OF DECEMBER 31
-------------------------------------------------------------------------------------------------------
                                                                               2002          2001
                                                                              (Thousands of Dollars)
        PROPRIETARY CAPITAL
        -------------------
201     Common stock issued  (Schedule XI)                                $       -     $       -
211     Miscellaneous paid-in-capital (Schedule XI)                                  1             1
215     Appropriated retained earnings (Schedule XI)                              -             -
216     Unappropriated retained earnings (Schedule XI)                            -             -
                                                                          ------------  ------------
            Total Proprietary Capital                                                1             1
                                                                          ------------  ------------
        LONG-TERM DEBT
        --------------
223     Advances from associate companies (Schedule XII)                          -             -
224     Other long-term debt (Schedule XII)                                       -             -
225     Unamortized premium on long-term debt                                     -             -
226     Unamortized discount on long-term debt-debit                              -             -
                                                                          ------------  ------------
            Total Long-Term Debt                                                  -             -
                                                                          ------------  ------------

        CURRENT AND ACCRUED LIABILITIES
        -------------------------------
231     Notes payable                                                             -             -
232     Accounts payable                                                        34,390        44,602
233     Notes payable to associate companies (Schedule XIII)                   375,200       274,100
234     Accounts payable to associate companies (Schedule XIII)                 47,241        21,058
236     Taxes accrued                                                           (9,846)      (12,341)
237     Interest accrued                                                          -             -
238     Dividends declared                                                        -             -
241     Tax collections payable                                                    272          (269)
242     Miscellaneous current and accrued
        liabilities (Schedule XIII)                                             14,012        16,664
                                                                          ------------  ------------
            Total Current and Accrued Liabilities                              461,269       343,814
                                                                          ------------  ------------
        DEFERRED CREDITS
        ----------------
253     Other deferred credits                                                  92,689        92,685
255     Accumulated deferred investment tax credits                               -             -
                                                                          ------------  ------------
            Total Deferred Credits                                              92,689        92,685
                                                                          ------------  ------------
282     ACCUMULATED DEFERRED INCOME TAXES                                       (2,888)       (3,446)
        ---------------------------------                                 ------------  ------------

            TOTAL LIABILITIES AND PROPRIETARY CAPITAL                     $    551,071  $    433,054
                                                                          ============  ============


                            ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                                   For the Year Ended December 31, 2002

                                  SCHEDULE II - SERVICE COMPANY PROPERTY

----------------------------------------------------------------------------------------------------------------
                                         BALANCE AT                RETIREMENTS                 BALANCE
                                         BEGINNING                     OR         OTHER        AT CLOSE
      DESCRIPTION                        OF YEAR        ADDITIONS     SALES       CHANGES(1)   OF YEAR
----------------------------------------------------------------------------------------------------------------
                                                              (Thousands of Dollars)
SERVICE COMPANY PROPERTY
------------------------

Account
-------

301   ORGANIZATION                        $   -        $  -          $  -           $ -        $   -

303   MISCELLANEOUS INTANGIBLE PLANT         9,595       2,517          -             -          12,112

304   LAND AND LAND RIGHTS                    -           -             -             -            -

305   STRUCTURES AND IMPROVEMENTS             -           -             -             -            -

306   LEASEHOLD IMPROVEMENTS                 1,384         340          -            (313)        1,411

307   EQUIPMENT (2)                         65,563      13,116        10,981          (33)       67,665

308   OFFICE FURNITURE AND EQUIPMENT        18,667         487           (59)         -          19,213

309   AUTOMOBILES, OTHER VEHICLES
      AND RELATED GARAGE EQUIPMENT              14        -             -             -              14

310   AIRCRAFT AND AIRPORT EQUIPMENT          -           -             -             -            -

311   OTHER SERVICE COMPANY
      PROPERTY (3)                           3,117      (1,203)         -            (14)         1,900
                                          --------     -------       -------        -----      --------
           SUB-TOTAL                        98,340      15,257        10,922        (360)       102,315
                                          --------     -------       -------        -----      --------

107   CONSTRUCTION WORK IN
      PROGRESS (4)                          14,955      (2,977)         -             -          11,978
                                          --------     -------       -------        -----      --------
           TOTAL                          $113,295     $12,280       $10,922        $(360)     $114,293
                                          ========     =======       =======        =====      ========

----------------------------------------------------------------------------------------------------------------

(1)   PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

      TRANSFER TO NORTHEAST GENERATION SERVICES COMPANY                  (33)
      TRANSFER TO THE CONNECTICUT LIGHT AND POWER COMPANY                (14)
      TRANSFER TO THE ROCKY RIVER REALTY COMPANY                        (313)
                                                                    --------
                                                                        (360)
                                                                    ========

(2) SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE SERVICE COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:

-------------------------------------------------------------------------------
                                                                      BALANCE
                                                                      AT CLOSE
          SUBACCOUNT DESCRIPTION                        ADDITIONS     OF YEAR
-------------------------------------------------------------------------------
                                                        (Thousands of Dollars)

307NA     Automatic Data Processing Equipment             $ 8,930      $26,365
307NB     Construction Equipment                             -             291
307NC     Other Communication Equipment                     4,359       36,000
307NL     Research and Laboratory Equipment                    32        4,423
307NM     Microwave Equipment                                (215)         565
307NP     Printing and Stationery Equipment                    10           21
                                                          -------      -------
                                                          $13,116      $67,665
                                                          =======      =======

-------------------------------------------------------------------------------
(3)   DESCRIBE OTHER SERVICE COMPANY PROPERTY:

      This account includes audio, visual, cafeteria, and training equipment.

-------------------------------------------------------------------------------
(4)   DESCRIBE CONSTRUCTION WORK IN PROGRESS:

      This account includes data processing equipment and other general plant items.


                            ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                                     For the Year Ended December 31, 2002

                                                SCHEDULE III

                                  ACCUMULATED PROVISION FOR DEPRECIATION AND
                                   AMORTIZATION OF SERVICE COMPANY PROPERTY

----------------------------------------------------------------------------------------------------------------
                                                               ADDITIONS                      OTHER
                                             BALANCE AT         CHARGED                      CHANGES     BALANCE
                                             BEGINNING            TO                           ADD       AT CLOSE
                   DESCRIPTION               OF YEAR           ACCT 403       RETIREMENTS   (DEDUCT)(1)  OF YEAR
----------------------------------------------------------------------------------------------------------------
                                                                    (Thousands of Dollars)
Account
-------
301    ORGANIZATION

303    MISCELLANEOUS INTANGIBLE PLANT        $ 5,545             $1,325       $             $   816      $ 7,686

304    LAND AND LAND RIGHTS

305    STRUCTURES AND IMPROVEMENTS

306    LEASEHOLD IMPROVEMENTS                    661                 43                         (57)         647

307    EQUIPMENT                              57,343              5,172        10,981        (1,155)      50,379

308    OFFICE FURNITURE AND FIXTURES          16,278                511           (59)           (2)      16,846

309    AUTOMOBILES, OTHER VEHICLES
       AND RELATED GARAGE EQUIPMENT                6                  1                                        7

310    AIRCRAFT AND AIRPORT EQUIPMENT

311    OTHER SERVICE COMPANY
       PROPERTY                                1,341                245                         (12)       1,574
                                             -------             ------       -------       -------      -------
            TOTAL                            $81,174             $7,297       $10,922       $  (410)     $77,139
                                             =======             ======       =======       =======      =======

----------------------------------------------------------------------------------------------------------------
(1)    PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

       Intercompany transfer of certain equipment

       TRANSFER TO NORTHEAST GENERATION SERVICES COMPANY            (37)
       TRANSFER TO CONNECTICUT LIGHT AND POWER COMPANY             (116)
       TRANSFER TO ROCKY RIVER REALTY COMPANY                       (56)
       TRANSFER TO HOLYOKE WATER POWER COMPANY                      (16)
       TRANSFER TO WESTERN MASSACHUSETTS ELECTRIC COMPANY           (43)
       TRANSFER TO PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE         (140)
       RWIP CLEARING                                                 (2)
                                                              ---------
                                                                   (410)
                                                              =========

                  ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                          For the Year Ended December 31, 2002


                               SCHEDULE IV - INVESTMENTS

INSTRUCTIONS:  Complete the following schedule concerning investments.

               Under Account 124, "Other Investments," state each investment separately, with description, including the name of issuing company, number of shares or principal amount, etc.

               Under Account 136, "Temporary Cash Investments," list each investment separately.

---------------------------------------------------------------------------------------------------
                                                                   BALANCE AT     BALANCE AT
                                                                   BEGINNING        CLOSE
             DESCRIPTION                                           OF YEAR         OF YEAR
---------------------------------------------------------------------------------------------------
                                                                   (Thousands of Dollars)

ACCOUNT 123 - INVESTMENT IN ASSOCIATE COMPANIES                     $  -           $  -

ACCOUNT 124 - OTHER INVESTMENTS:

   RABBI Trust Investment (Supplemental Executive
     Retirement Savings Plan)                                         6,713         17,140
                                                                    -------        -------
             Total - ACCOUNT 124                                      6,713         17,140
                                                                    -------        -------


ACCOUNT 136 - TEMPORARY CASH INVESTMENTS
   Fidelity Money Market Fund, due January 2, 2002                   17,000           -
   Provident Money Market Fund, due January 2, 2002                  19,900           -
   Goldman Sachs Money Market Fund, due January 2, 2002              18,400           -
                                                                    -------        -------
             Total - ACCOUNT 136                                     55,300           -
                                                                    -------        -------
                                                                    $62,013        $17,140
                                                                    =======        =======


                        ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                                For the Year Ended December 31, 2002

                     SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:  Complete the following schedule listing accounts receivable from each associate company.  Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

--------------------------------------------------------------------------------------------------------------
                                                                             BALANCE AT     BALANCE AT
                                                                             BEGINNING        CLOSE
              DESCRIPTION                                                     OF YEAR        OF YEAR
--------------------------------------------------------------------------------------------------------------
                                                                              (Thousands of Dollars)
ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
---------------------------------------------
Northeast Utilities                                                       $      2,796    $       290
The Connecticut Light and Power Company                                         17,014          8,048
The Rocky River Realty Company                                                   2,017          1,779
Holyoke Water Power Company                                                      1,871          1,055
Holyoke Power and Electric Company                                                  (8)           (69)
Western Massachusetts Electric Company                                           4,422          2,881
Public Service Company of New Hampshire                                          5,572          7,108
Properties, Inc.                                                                    25           -
North Atlantic Energy Corporation                                                   10            994
North Atlantic Service Energy Corporation                                        6,073          1,834
The Quinnehtuk Company                                                               8              9
Northeast Nuclear Energy Company                                                 5,575          4,125
Charter Oak Energy, Inc.                                                             1           -
Mode 1 Communications, Inc.                                                         17             10
NU Enterprises, Inc.                                                                23             37
Northeast Generation Company                                                       367            200
Northeast Generation Services Company                                            2,290            831
NGS Mechanical, Inc.                                                                 1              2
E.S. Boulos Company                                                                242            967
Select Energy, Inc.                                                             (6,552)        (5,718)
Select Energy New York, Inc.                                                        20            127
Select Energy Services, Inc.                                                       205            248
Yankee Energy System, Inc.                                                          20             27
Yankee Gas Services Company                                                      1,221          3,452
NorConn Properties, Inc.                                                          -                 2
Yankee Energy Financial Services                                                     5              4
Yankee Energy Services Company                                                     123              4
Woods Electrical Co., Inc.                                                        -               112
Woods Network Services, Inc.                                                      -                94
                                                                          ------------    -----------
                                                                                43,358         28,453
                                                                          ------------    -----------

NOTES RECEIVABLE (MONEY POOL) FROM ASSOCIATE COMPANIES
------------------------------------------------------
Public Service Company of New Hampshire                                         23,000           -
The Rocky River Realty Company                                                  25,300         27,650
The Quinnehtuk Company                                                           3,700          4,000
Western Massachusetts Electric Company                                           9,200         85,900
Northeast Generation Services Company                                           12,500         13,500
Select Energy, Inc.                                                            122,000        168,200
Select Energy Services, Inc.                                                    14,500          6,450
Yankee Gas Services Company                                                      2,500         66,000
NorConn Properties, Inc.                                                           200            300
Yankee Energy Financial Services                                                 3,200          3,200
Yankee Energy Services Company                                                   2,700           -
                                                                          ------------    -----------
                                                                               218,800        375,200
                                                                          ------------    -----------

ADVANCES FROM ASSOCIATE COMPANIES
---------------------------------
The Connecticut Light and Power Company                                        (39,369)          -
Public Service Company of New Hampshire                                           -            (7,129)
Select Energy, Inc.                                                              3,732         (4,854)
Yankee Energy System, Inc.                                                        (189)          -
Western Massachusetts Electric Company                                          (6,492)          -
                                                                          ------------    -----------
                                                                               (42,318)       (11,983)
                                                                          ------------    -----------
                                                                          $    219,840    $   391,670
                                                                          ============    ===========

ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:

              See page 10A for details


                        ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                                 For the Year Ended December 31, 2002

                SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES (CONTINUED)

INSTRUCTIONS:  Complete the following schedule listing accounts receivable from each associate company.  Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.


----------------------------------------------------------------------------------------------
                                                                                     TOTAL
                                                                                   PAYMENTS
----------------------------------------------------------------------------------------------

                                                                                  (Thousands
                                                                                  of Dollars)
ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:
Northeast Utilities                                                             $       6,852
The Connecticut Light and Power Company                                                43,995
Holyoke Water Power Company                                                             2,543
Holyoke Power and Electric Company                                                       (176)
Western Massachusetts Electric Company                                                 34,408
Public Service Company of New Hampshire                                                73,234
Properties, Inc.                                                                          156
North Atlantic Energy Corporation                                                       1,090
North Atlantic Service Energy Corporation                                               9,066
Northeast Nuclear Energy Company                                                        7,169
Charter Oak Energy Incorporated                                                            (2)
NU Enterprises, Inc.                                                                       63
Northeast Generation Company                                                            1,957
Northeast Generation Services Company                                                   7,399
Select Energy, Inc.                                                                    10,384
Select Energy New York, Inc.                                                              616
Mode 1 Communication, Inc.                                                                109
The Quinnehtuk Company                                                                    445
The Rocky River Realty Company                                                          3,322
Yankee Gas Services Company                                                            15,264
Yankee Energy System, Inc.                                                                 62
Yankee Energy Services Company                                                             72
Yankee Energy Financial Services Company                                                    2
NorConn Properties, Inc.                                                                    1
Select Energy Services, Inc.                                                            1,832
E. S. Boulos Company                                                                    1,556
Woods Electrical Co., Inc.                                                                 28
Woods Network Services, Inc.                                                              130
                                                                                -------------
                                                                                $     221,577
                                                                                =============

Convenience payments result primarily from the following items:

Net Power Exchange                                                              $     (51,310)
Employee Pensions and Benefits                                                        100,651
U.S. Department of Energy Fees                                                          5,058
Legal Services                                                                         24,921
Insurance                                                                              15,899
Engineering Services                                                                    6,522
Communication Expenses                                                                  2,764
Payroll Deductions                                                                     18,121
Tree Trimming                                                                           2,322
Conservation                                                                           17,583
Information Technology/Computers Services                                              16,715
Fleet Leasing                                                                          10,023
Postage - Customer Billing                                                              2,041
Environmental Expenses                                                                 10,129
NU Foundation, Inc. Donations                                                             200
Miscellaneous (1,025 items)                                                            39,938
                                                                                -------------
                                                                                $     221,577
                                                                                =============



                 ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                         For the Year Ended December 31, 2002

                   SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED

INSTRUCTIONS:  Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company.  Under the section headed "Summary" listed below, give an overall report of the fuel functions performed by the service company.


---------------------------------------------------------------------------------------
              DESCRIPTION                        LABOR         EXPENSES       TOTAL
---------------------------------------------------------------------------------------
                                                       (Thousands of Dollars)

ACCOUNT 152 - FUEL STOCK EXPENSES
              UNDISTRIBUTED                     $ 373           $ 229        $ 602


The above fuel stock expenses are billed back to each of the associated companies listed below:

Public Service Company of New Hampshire          (271)           (194)        (465)
Holyoke Water Power Company                      (102)            (35)        (137)

                                                -----           -----        -----
                           TOTAL                $  -            $  -         $  -
                                                =====           =====        =====

---------------------------------------------------------------------------------------
SUMMARY:  Fuel functions performed by the Service Company consist mainly of the acquisition of fossil fuels.




                 ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                         For the Year Ended December 31, 2002

                     SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED

INSTRUCTIONS:  Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

----------------------------------------------------------------------------------------------
              DESCRIPTION                         LABOR       EXPENSES      TOTAL
----------------------------------------------------------------------------------------------
                                                         (Thousands of Dollars)

ACCOUNT 163 - STORES EXPENSE
              UNDISTRIBUTED                       $ 622        $ 770       $ 1,392


The above stores expenses are billed back to each of the companies listed below:


The Connecticut Light and Power Company            (566)        (736)       (1,302)
Public Service Company of New Hampshire             (46)         (29)          (75)
Western Massachusetts Electric Company               (4)          (1)           (5)
Northeast Generation Company                         (1)          (1)           (2)
Yankee Gas Services Company                          (5)          (3)           (8)
                                                  -----        -----       -------
                                       TOTAL      $  -         $  -        $  -
                                                  =====        =====       ========



                   ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                           For the Year Ended December 31, 2002

                                      SCHEDULE VIII

                         MISCELLANEOUS CURRENT AND ACCRUED ASSETS

INSTRUCTIONS:  Provide detail of items in this account.  Items less than $10,000 may be grouped, showing the number of items in each group.

---------------------------------------------------------------------------------------------
                                                                  BALANCE AT      BALANCE AT
                                                                   BEGINNING        CLOSE
                                  DESCRIPTION                       OF YEAR        OF YEAR
---------------------------------------------------------------------------------------------
                                                                    (Thousands of Dollars)
ACCOUNT 174 - MISCELLANEOUS CURRENT AND ACCRUED ASSETS             $   -        $   -
                                                                   --------     --------
                                                                   $   -        $   -
                                                                   ========     ========



                   ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                           For the Year Ended December 31, 2002

                                      SCHEDULE IX

                              MISCELLANEOUS DEFERRED DEBITS

INSTRUCTIONS:  Provide detail of items in this account.  Items less than $10,000 may be grouped, showing the number of items in each group.

-------------------------------------------------------------------------------------------------------------
                                                                          BALANCE AT     BALANCE AT
                                                                          BEGINNING         CLOSE
                                     DESCRIPTION                           OF YEAR         OF YEAR
-------------------------------------------------------------------------------------------------------------
                                                                          (Thousands of Dollars)

ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS

Prepaid rent - Rocky River Realty Company                                  $18,752        $17,444
Unfunded supplemental executive retirement plan                             10,607          3,810
Unearned Stock Compensation                                                  1,519            625
Agents account clearing                                                      1,317          1,866
Receivable from VEBA trust for retiree's medical/life claims                 2,706            883
Deposit for transmission services                                              720          1,968
Employees performance payments                                                  68             53
Transaction costs - sale of Seabrook                                          -               282
Unfunded fitness center activities                                              20             50
Miscellaneous (7 items at beginning and 3 items at end of year)                 12            (13)
                                                                           -------        -------
                                                                           $35,721        $26,968
                                                                           =======        =======


                 ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                         For the Year Ended December 31, 2002


                                     SCHEDULE X

                  RESEARCH, DEVELOPMENT, OR DEMONSTRATION EXPENDITURES

INSTRUCTIONS:  Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

--------------------------------------------------------------------------------------------------
                                        DESCRIPTION                              AMOUNT
--------------------------------------------------------------------------------------------------
ACCOUNT 188 - RESEARCH, DEVELOPMENT, OR DEMONSTRATION EXPENDITURES

EPRI Dues                                                                        $ 184
New Hampshire Wind Assessment                                                       69
E-Source Retrieval of New Technology Resource                                       53
Fuel Cell Research                                                                   5
PV Energy Services                                                                   3
Miscellaneous, Various Co-funding Project Cost, Etc.                               247

The above expenses are billed back to each of the associated companies listed below:

The Connecticut Light and Power Company                                           (299)
Northeast Enterprises, Inc.                                                        (79)
Public Service Company of New Hampshire                                            (60)
Western Massachusetts Electric Company                                             (49)
Yankee Gas Services Company                                                        (32)
NU Parent                                                                          (30)
Northeast Generation Services Company                                               (7)
Select Energy, Inc.                                                                 (4)
Northeast Atlantic Energy Service Company                                           (1)
                                                                                 -----
                                                       TOTAL                     $  -
                                                                                 =====


                             ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                                     For the Year Ended December 31, 2002


                                                 SCHEDULE XI

                                             PROPRIETARY CAPITAL

--------------------------------------------------------------------------------------------------------------
                                      NUMBER OF        PAR OR STATED     OUTSTANDING CLOSE OF PERIOD
ACCOUNT                                 SHARES            VALUE          ---------------------------
NUMBER     CLASS OF STOCK             AUTHORIZED        PER SHARE        NO. OF SHARES   TOTAL AMOUNT
--------------------------------------------------------------------------------------------------------------
201     COMMON STOCK ISSUED             5,000             $1.00                1             $1.00
--------------------------------------------------------------------------------------------------------------

INSTRUCTIONS:  Classify amounts in each account with brief explanation, disclosing the general nature of transactions which give rise to the reported amounts.


--------------------------------------------------------------------------------------------------------------
            DESCRIPTION                                                    AMOUNT
--------------------------------------------------------------------------------------------------------------
                                                                    (Thousands of Dollars)
ACCOUNT 211 - MISCELLANEOUS PAID-IN-CAPITAL                                  $ 1
ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS                                  -
                                                                             ---
                                                               TOTAL         $ 1
                                                                             ===

--------------------------------------------------------------------------------------------------------------

INSTRUCTIONS:  Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociated per the General Instructions of the
               Uniform Systems of Accounts.  For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.


--------------------------------------------------------------------------------------------------------------
                                      BALANCE AT        NET INCOME                        BALANCE AT
                                      BEGINNING            OR             DIVIDENDS         CLOSE
            DESCRIPTION                OF YEAR            (LOSS)            PAID           OF YEAR
--------------------------------------------------------------------------------------------------------------
ACCOUNT 216-UNAPPROPRIATED RETAINED
            EARNINGS                    $ -                $ -              $ -              $ -
                                        ---                ---              ---              ---
                             TOTAL      $ -                $ -              $ -              $ -
                                        ===                ===              ===              ===




                            ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                                    For the Year Ended December 31, 2002

                                                SCHEDULE XII

                                               LONG-TERM DEBT

INSTRUCTIONS:  Advances from associate companies should be reported separately for advances on notes, and advances on open account.  Names of associate companies from which advances were received shall be shown under the class and series of obligation column.  For Account 224
               -- Other long-term debt provide the name of creditor company or organization, terms of obligation, date of maturity, interest rate, and the amount authorized and outstanding.

----------------------------------------------------------------------------------------------------------------------------
                                                                         BALANCE                                BALANCE
                         TERMS OF OBLIG.  DATE                             AT                                     AT
                         CLASS & SERIES   OF    INTEREST    AMOUNT      BEGINNING                 DEDUCTIONS     CLOSE
NAME OF CREDITOR          OF OBLIGATION MATURITY  RATE    AUTHORIZED     OF YEAR     ADDITIONS       (1)        OF YEAR
----------------------------------------------------------------------------------------------------------------------------
                                                               (Thousands of Dollars)
ACCOUNT 223-ADVANCES FROM
            ASSOCIATE                                      $  -         $  -          $  -          $  -         $ -
            COMPANIES:



ACCOUNT 224-OTHER
            LONG-TERM
            DEBT:                                             -            -            -              -           -
                                                           ------        ------       ------        ------       ------
                                                           $  -          $  -         $ -           $  -         $ -
                                                           ======        ======       ======        ======       ======

(1) GIVE AN EXPLANATION OF DEDUCTIONS:




                 ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                         For the Year Ended December 31, 2002

                   SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS:  Provide balance of notes and accounts payable to each associate company.
               Give description and amount of miscellaneous current and accrued liabilities.  Items less than $10,000 may be grouped, showing the number of items in each group.

----------------------------------------------------------------------------------------------------
                                                                BALANCE AT     BALANCE AT
                                                                BEGINNING         CLOSE
                               DESCRIPTION                       OF YEAR         OF YEAR
----------------------------------------------------------------------------------------------------
                                                                   (Thousands of Dollars)
ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE COMPANIES

Northeast Utilities                                              $ 84,800         $240,100
The Connecticut Light and Power Company                            77,200            1,900
North Atlantic Energy Corporation                                  32,200           42,400
Northeast Nuclear Energy Company                                   56,900           52,300
Holyoke Water Power Company                                         3,300            2,100
NU Enterprises, Inc.                                                4,600            1,300
Northeast Generation Company                                        9,900           10,000
Mode 1 Communications, Inc.                                         1,800            1,000
Yankee Energy System, Inc.                                          3,400            1,000
Yankee Energy Services Company                                       -                 100
Public Service Company of New Hampshire                              -              23,000
                                                                 --------         --------
                                                                 $274,100         $375,200
                                                                 ========         ========

----------------------------------------------------------------------------------------------------
ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES

Northeast Utilities                                              $  5,552         $    260
The Connecticut Light and Power Company                               779           34,846
The Rocky River Realty Company                                        322              206
Public Service Company of New Hampshire                            11,787               65
Western Massachusetts Electric Company                              2,257            6,240
Select Energy, Inc.                                                   108               (2)
Select Energy New York, Inc.                                           (2)              (3)
Northeast Generation Service Company                                  104               24
Yankee Gas Services Company                                           151            5,605
                                                                 --------         --------
                                                                 $ 21,058         $ 47,241
                                                                 ========         ========

----------------------------------------------------------------------------------------------------
ACCOUNT 242 - MISCELLANEOUS CURRENT AND ACCRUED LIABILITIES

Performance reward program                                       $  5,328         $  5,093
Payroll accrual                                                     8,200            2,891
Payroll deductions                                                  3,487            3,306
Workforce reduction program                                          (366)           1,888
Interest on Connecticut sales tax settlement                           15             -
Accrued audit fees                                                   -                 834
                                                                 --------         --------
                                                                 $ 16,664         $ 14,012
                                                                 ========         ========



            ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                    For the Year Ended December 31, 2002

                                SCHEDULE XIV

                        NOTES TO FINANCIAL STATEMENTS



INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     General
     Northeast Utilities Service Company (NUSCO or the company), is a wholly owned subsidiary of Northeast Utilities (NU). The Connecticut Light and Power Company, Public Service Company of New Hampshire, Western Massachusetts Electric Company, North Atlantic Energy Corporation, Holyoke Water Power Company, and Yankee Energy System, Inc. are the operating companies comprising the Northeast Utilities system and are wholly owned by NU. NUSCO provides centralized accounting, administrative, engineering, financial, information resources, legal, operational, planning, purchasing, and other services to NU's companies.

     Several wholly owned subsidiaries of NU provide support services for NU's companies and, in some cases, for other New England utilities. North Atlantic Energy Service Corporation had operational responsibility for the Seabrook Station nuclear unit until the sale of Seabrook on November 1, 2002.

     All transactions among affiliated companies are on a recovery of cost basis which may include amounts representing a return on equity and are subject to approval by various federal and state regulatory agencies.

     Public Utility Regulation
     NU is registered with the Securities and Exchange Commission as a holding company under the Public Utility Holding Company Act of 1935 (1935 Act) and NU, including NUSCO, is subject to the provisions of the 1935 Act.

     Depreciation
     The provision for depreciation is calculated using the straight-line method based on the estimated remaining useful lives of depreciable utility plant-in-service, adjusted for salvage value and removal costs, as approved by the appropriate regulatory agency where applicable. Depreciation rates are applied to plant-in-service from the time they are placed in service. When plant is retired from service, the original cost of plant, including costs of removal less salvage, is charged to the accumulated provision for depreciation.

     Revenues
     The company provides services to the affiliated utility companies on the basis of recovery of cost plus return on capital, as defined under the terms of the agreements, which have been approved by various federal and state regulatory commissions having jurisdiction over operations of the company and the affiliated utility companies.

2.   SHORT-TERM DEBT

     Certain subsidiaries of NU are members of the Northeast Utilities System Money Pool (Pool). The Pool provides a more efficient use of the cash resources of NU, and reduces outside short-term borrowings. NUSCO is not permitted to borrow from the Pool but administers the Pool as agent for the member companies. Short-term borrowing needs of the member companies are first met with available funds of other member companies, including funds borrowed by NU parent. NU parent may lend to the Pool but may not borrow. Funds may be withdrawn from or repaid to the Pool at any time without prior notice. Investing and borrowing subsidiaries receive or pay interest based on the average daily federal funds rate. Borrowings based on loans from NU parent, however, bear interest at NU parent's cost and must be repaid based upon the terms of NU parent's original borrowing.

3.   PENSION BENEFITS AND POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

     Pension Benefits: NUSCO participates in a uniform noncontributory defined benefit retirement plan covering substantially all regular NU employees. Benefits are based on years of service and the employees' highest eligible compensation during 60 consecutive months of employment. Pre-tax pension income was $12.1 million in 2002 and $19.8 million in 2001. The 2001 amount excludes pension settlement income, curtailment income and net special termination benefits expense of $28.1 million.

     In conjunction with the Voluntary Separation Program (VSP) that was announced in December 2000, NUSCO recorded $21.5 million in settlement income and $11.9 million in curtailment income in 2001.
     The VSP was intended to reduce the generation-related support staff between March 1, 2001 and February 28, 2002, and was available to non-bargaining unit employees who, by February 1, 2002, were at least age
     50, with a minimum of five years of credited service, and at December 15, 2000, were assigned to certain groups and in eligible job classifications.

     One component of the VSP included special pension termination benefits equal to the greater of 5 years added to both age and credited service of eligible participants or two weeks of pay for each year of service subject to a minimum level of 12 weeks and a maximum of 52 weeks for eligible participants. The special pension termination benefits expense for NUSCO associated with the VSP totaled $61.5 million in 2001.

     Postretirement Benefits Other Than Pensions (PBOP):   NU's subsidiaries,
     including NUSCO, also provide certain health care benefits, primarily medical and dental, and life insurance benefits through a benefit plan to retired employees. These benefits are available for employees retiring from NU who have met specified service requirements. For current employees and certain retirees, the total benefit is limited to two times the 1993 per retiree heath care cost. These costs are charged to expense over the estimated work life of the employee. NU's companies annually fund postretirement costs through external trusts with amounts that have been rate-recovered and which also are tax deductible.

     In 2001, NUSCO recorded PBOP special termination benefits expense of $7.6 million in connection with the VSP.

     In 2002, the PBOP plan was amended to change the claims experience basis, to increase minimum retiree contributions and to reduce the cap on the company's subsidy to the dental plan. These amendments resulted in a $7.9 million decrease in NUSCO's benefit obligation under the PBOP plan at December 31, 2002.

     The following table represents information on the plans' benefit obligation, fair value of plan assets, and the respective plans' funded status.

     --------------------------------------------------------------------------------------
                                                            At December 31,
     --------------------------------------------------------------------------------------
                                             Pension Benefits     Postretirement Benefits
     --------------------------------------------------------------------------------------
     (Millions of Dollars)                   2002        2001        2002          2001
     --------------------------------------------------------------------------------------
     Change in benefit obligation
     Benefit obligation
       at beginning of year..............  $(362.6)    $(368.6)     $(73.2)      $(61.8)
     Service cost........................     (7.6)       (8.8)       (1.2)        (1.4)
     Interest cost.......................    (24.0)      (26.2)       (5.5)        (5.3)
     Plan amendment......................     (2.6)         -          7.9           -
     Transfers...........................     25.5        (0.7)         -            -
     Actuarial loss......................    (31.2)      (21.5)      (11.2)        (8.5)
     Benefits paid - excluding lump
       sum payments......................     21.2        20.9        12.7          8.3
     Benefits paid - lump sum payments...     27.3        90.3          -            -
     Curtailments and settlements........      -          13.5          -          (4.5)
     Special termination benefits........      -         (61.5)         -            -
     --------------------------------------------------------------------------------------
     Benefit obligation
       at end of year....................  $(354.0)    $(362.6)     $(70.5)      $(73.2)
     --------------------------------------------------------------------------------------
     Change in plan assets
     Fair value of plan assets
       at beginning of year..............  $ 407.4     $ 541.7      $ 35.3       $ 41.7
     Actual return on plan assets........    (39.7)      (23.8)       (2.5)        (3.1)
     Employer contribution...............       -           -          5.4          5.7
     Benefits paid - excluding lump
       sum payments......................    (21.2)      (20.9)      (12.7)        (8.3)
     Benefits paid - lump sum payments...    (27.3)      (90.3)         -            -
     Transfers...........................    (25.5)        0.7        (2.4)        (0.7)
     --------------------------------------------------------------------------------------
     Fair value of plan assets
       at end of year....................  $ 293.7     $ 407.4      $ 23.1       $ 35.3
     --------------------------------------------------------------------------------------
     Funded status at December 31........  $ (60.3)    $  44.8      $(47.4)      $(37.9)
     Unrecognized transition
       (asset)/obligation................     (1.8)       (2.4)       14.9         24.8
     Unrecognized prior service cost.....     18.3        17.6          -            -
     Unrecognized net loss/(gain)........     78.0       (41.6)       27.5          8.0
     --------------------------------------------------------------------------------------
     Prepaid/(accrued) benefit cost......  $  34.2     $  18.4      $ (5.0)      $ (5.1)
     --------------------------------------------------------------------------------------

     The following actuarial assumptions were used in calculating the plans' year end funded status:

     --------------------------------------------------------------------------------------
                                                            At December 31,
     --------------------------------------------------------------------------------------
                                             Pension Benefits     Postretirement Benefits
                                             2002        2001        2002          2001
     --------------------------------------------------------------------------------------
     Discount rate.......................    6.75%       7.25%       6.75%         7.25%
     Compensation/progression rate.......    4.00%       4.25%       4.00%         4.25%
     Health care cost trend rate (a).....     N/A         N/A       10.00%        11.00%
     --------------------------------------------------------------------------------------

     (a) The annual per capita cost of covered health care benefits was assumed to decrease to 5.00 percent by 2007.

     The components of net periodic benefit (credit)/cost are:

     --------------------------------------------------------------------------------------
                                                   For the Years Ended December 31,
     --------------------------------------------------------------------------------------
                                             Pension Benefits     Postretirement Benefits
     --------------------------------------------------------------------------------------
     (Millions of Dollars)                   2002        2001        2002          2001
     --------------------------------------------------------------------------------------
     Service cost........................  $  7.6      $  8.8       $ 1.2         $ 1.4
     Interest cost.......................    24.0        26.2         5.5           5.3
     Expected return on plan assets......   (38.5)      (44.3)       (3.6)         (3.7)
     Amortization of unrecognized net
       transition (asset)/obligation.....    (0.5)       (0.6)        2.0           2.3
     Amortization of prior service cost..     1.8         1.6          -             -
     Amortization of actuarial gain......    (6.5)      (11.5)         -             -
     Other amortization, net.............      -           -          0.2          (0.7)
     --------------------------------------------------------------------------------------
     Net periodic (income)/expense -
       before settlements, curtailments
       and special termination benefits..   (12.1)      (19.8)        5.3           4.6
     --------------------------------------------------------------------------------------
     Settlement income...................      -        (21.5)         -             -
     Curtailment income..................      -        (11.9)         -             -
     Special termination benefits
       expense...........................      -         61.5          -            7.6
     --------------------------------------------------------------------------------------
     Total - settlements, curtailments
       and special termination benefits..      -         28.1          -            7.6
     --------------------------------------------------------------------------------------
     Total - net periodic
       (income)/expense..................  $(12.1)     $  8.3       $ 5.3        $ 12.2
     --------------------------------------------------------------------------------------

     For calculating pension and postretirement benefit costs, the following assumptions were used:

     --------------------------------------------------------------------------------------
                                                   For the Years Ended December 31,
     --------------------------------------------------------------------------------------
                                             Pension Benefits     Postretirement Benefits
     --------------------------------------------------------------------------------------
                                             2002        2001        2002          2001
     --------------------------------------------------------------------------------------
     Discount rate.......................    7.25%       7.50%       7.25%         7.50%
     Expected long-term rate of return...    9.25%       9.50%        N/A           N/A
     Compensation/ progression rate......    4.25%       4.50%       4.25%         4.50%
     Long-term rate of return -
       Health assets, net of tax.........     N/A         N/A        7.25%         7.50%
       Life assets.......................     N/A         N/A        9.25%         9.50%
     --------------------------------------------------------------------------------------

     Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. The effect of changing the assumed health care cost trend rate by one percentage point in each year would have the following effects:

     --------------------------------------------------------------------------
                                         One Percentage         One Percentage
     (Millions of Dollars)               Point Increase         Point Decrease
     --------------------------------------------------------------------------
     Effect on total service and
       interest cost components.....          $ 0.2                  $(0.1)
     Effect on postretirement
       benefit obligation...........          $ 2.3                  $(2.0)
     --------------------------------------------------------------------------

     Currently, NUSCO's policy is to annually fund an amount at least equal to that which will satisfy the requirements of the Employee Retirement Income Security Act and Internal Revenue Code.

     Pension and trust assets are invested primarily in domestic and international equity securities and bonds.

     The trust holding the health plan assets is subject to federal income taxes.

4.   LEASES

     General
     NUSCO has entered into lease agreements for the use of data processing and office equipment, vehicles, and office space. The provisions of these lease agreements generally provide for renewal options. At December 31, 2002 and 2001, NUSCO's capital lease obligations and rental payments, including interest, charged to operating expenses were not material. Operating lease rental payments charged to expense in 2002 and 2001 were $0.7 million and $1.5 million, respectively.

     Future minimum rental payments, excluding executory costs such as property taxes, state use taxes, insurance, and maintenance, under long-term noncancelable operating leases, at December 31, 2002 are as follows (millions of dollars):

          Year
          ----
          2003                                       $ 5.9
          2004                                         5.4
          2005                                         5.4
          2006                                         5.3
          2007                                         2.1
          After 2007                                   9.5
                                                     -----
          Future minimum lease payments              $33.6
                                                     =====

     Rocky River Realty Company
     Rocky River Realty Company (RRR) provides real estate support services, including the leasing of properties and facilities used by NU's companies. During 1997, RRR repurchased certain notes that were secured by real estate leases between RRR as lessor and NUSCO as lessee. The repayment of these rates triggered the acceleration of rent paid by NUSCO to RRR. These amounts were subsequently billed by NUSCO to the applicable NU operating subsidiaries in their proportionate amounts. At December 31, 2002 and 2001, NUSCO has recorded long-term prepaid rent of $17.4 million and $18.8 million, respectively. The asset is being amortized on a straight-line basis and will be fully amortized in 2017.


             ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                     FOR THE YEAR ENDED DECEMBER 31, 2002

                                 SCHEDULE XV

                        COMPARATIVE INCOME STATEMENT

---------------------------------------------------------------------------------------
ACCOUNT              DESCRIPTION                                2002          2001
---------------------------------------------------------------------------------------
                                                             (Thousands of Dollars)
        INCOME
        ------
 457    Services rendered to associate companies              $218,144      $299,232
 458    Services rendered to nonassociated companies             6,057         5,632
 415    Revenues from merchandising, jobbing, contracts           -                3
 418    Nonoperating rental income                                (226)         (261)
 419    Interest and dividend income                               244         1,956
 421    Miscellaneous income or loss                               (48)          (40)
 456    Other electric revenues                                      1             2
                                                              --------      --------
               Total Income                                    224,172       306,524
                                                              --------      --------

        EXPENSE
        -------
500-559 Power production                                         5,486        23,452
560-579 Transmission                                             6,620         3,875
580-599 Electric Distribution                                    7,049         6,530
870-894 Gas Distribution                                           106            10
901-906 Customer accounting and collection expenses             11,288        13,101
907-910 Customer accounts expenses                               7,996        10,848
911-917 Sales expenses                                            (164)         (124)
 920    Administrative and general salaries                     68,262        85,297
 921    Office supplies and expenses                            10,892        12,183
 922    Administrative expense transferred-credit                 -             -
 923    Outside services employed                               21,986        17,110
 924    Property insurance                                          37             2
 925    Injuries and damages                                     3,061         1,373
 926    Employee pensions and benefits                          15,407        44,338
 928    Regulatory commission expenses                             (17)        9,009
 930.1  General advertising expenses                                49             8
 930.2  Miscellaneous general expenses                             703          (569)
 931    Rents                                                    3,486        12,626
 935    Maintenance of general plant                             1,421         2,791
 403    Depreciation expense                                     7,297        10,831
 408    Taxes other than income taxes                           11,157        11,342
 409    Income taxes                                            (2,295)        6,428
 410    Provision for deferred income taxes                     13,542        11,801
 411    Provision for deferred income taxes - credit           (12,465)      (19,438)
 417.1  Expenses of nonutility operations                           18            37
 426.1  Donations                                                  201           239
 426.5  Other deductions                                         3,455         9,108
 427    Interest on long-term debt                                -             -
 430    Interest on debt to associated companies                  -             -
 431    Other interest expense                                     151           548
                                                              --------      --------
               Total Expense                                   184,729       272,756
                                                              --------      --------


        COST OF SERVICE - BALANCE SHEET
        -------------------------------
 107    Construction work in progress                           29,955        20,109
 108    Accumulated provision for depreciation                    (304)          777
 143    Other accounts receivable                                  269           119
 152    Fuel stock expenses undistributed                          554           625
 163    Stores expense undistributed                             1,250         1,188
 165    Prepayments                                              1,904           364
 181    Unamortized debt expense                                    64           215
 182    Other regulatory assets                                      3            22
 184    Clearing accounts                                          978         1,115
 186    Miscellaneous deferred debits                            2,219         8,015
 228    Accumulated provision for injuries and damages            -               29
 228    Environmental accrual                                      336           225
 229    Accumulated provision for rate refunds                      65          -
 232    Accounts payable                                           412           (15)
 236    Taxes accrued                                            1,403          -
 242    Miscellaneous current and accrued liabilities              268           885
 253    Other deferred credits                                    -               39
 254    Other regulatory liabilities                                67            56
                                                              --------       -------
               Total cost of service - balance sheet            39,443        33,768
                                                              --------       -------
                           Net Income/(Loss)                  $   -          $  -
                                                              ========       =======


                   ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                            For the Year Ended December 31, 2002

                                   ANALYSIS OF BILLING

                                   ASSOCIATE COMPANIES
                                      ACCOUNT 457

---------------------------------------------------------------------------------------------------------------
                                                DIRECT         INDIRECT       COMPENSATION      TOTAL
                                                COSTS           COSTS          FOR USE          AMOUNT
NAME OF ASSOCIATE COMPANY                      CHARGED         CHARGED        OF CAPITAL        BILLED
---------------------------------------------------------------------------------------------------------------

                                                               (Thousands of Dollars)

                                                457-1           457-2           457-3
                                              ------------------------------------------------------------------

Northeast Utilities                         $      2,411    $        225    $        -      $      2,636
The Connecticut Light and Power Company          103,328           9,992             -           113,320
Public Service Company of New Hampshire           22,715           1,963             -            24,678
North Atlantic Energy Corporation                  2,988              50             -             3,038
Western Massachusetts Electric Company            17,704           1,749             -            19,453
Holyoke Water Power Company                          826              80             -               906
Holyoke Power and Electric Company                    13               1             -                14
Yankee Energy System, Inc.                            55               5             -                60
Yankee Gas Services Company                       17,968           1,379             -            19,347
NORCONN Properties, Inc.                              14               1             -                15
Yankee Energy Financial Services Company               7             -               -                 7
Yankee Energy Service, Inc.                           12               1             -                13
Northeast Nuclear Energy Company                     371               1             -               372
North Atlantic Energy Service Corporation          5,069             305             -             5,374
The Quinnehtuk Company                                31               2             -                33
The Rocky River Realty Company                     3,171              18             -             3,189
Properties, Inc.                                       4             -               -                 4
Charter Oak Energy, Inc.                               1             -               -                 1
NU Enterprises, Inc.                                 949              83             -             1,032
Northeast Generation Company                         979             100             -             1,079
Northeast Generation Services Company              4,765             398             -             5,163
Mode 1 Communications, Inc.                          447              20             -               467
Select Energy, Inc.                               13,494             975             -            14,469
Select Energy New York, Inc.                         134               7             -               141
Select Energy Portland Pipeline, Inc.                  1             -               -                 1
Select Energy Services, Inc.                       1,884              27             -             1,911
NGS Mechanical, Inc.                                   1             -               -                 1
E.S. Boulos Company                                1,420             -               -             1,420
                                            --------------  --------------  --------------  --------------
                                    Total   $    200,762    $     17,382    $        -      $    218,144
                                            ==============  ==============  ==============  ==============


                        ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                                For the Year Ended December 31, 2002

                                         ANALYSIS OF BILLING

                                       NONASSOCIATE COMPANIES
                                             ACCOUNT 458

---------------------------------------------------------------------------------------------------------
                                   DIRECT     INDIRECT  COMPENSATION              EXCESS        TOTAL
                                    COSTS     COSTS     FOR USE       TOTAL         OR          AMOUNT
NAME OF NONASSOCIATE COMPANY       CHARGED    CHARGED   OF CAPITA     COSTS     DEFICIENCY      BILLED
---------------------------------------------------------------------------------------------------------
                                                         (Thousands of Dollars)

                                    458-1     458-2     458-3                      458-4
                                   --------------------------------------------------------------------

Connecticut Yankee Atomic
  Power Company (3)                $   18     $   2     $ -          $   20        $ -         $   20
Connecticut Valley Electric
  Exchange (1)                      4,607       317       -           4,924          -          4,924
New England Power Exchange (1)      1,077        -        -           1,077          -          1,077
New England Power Pool (1)              6         1       -               7          -              7
                                   ------     -----    ------       -------        -----       ------
                                    5,708       320       -           6,028          -          6,028
                                   ------     -----    ------       -------        -----       ------

Other miscellaneous revenues:
 Miscellaneous (9 companies)(2)        29        -        -             29           -             29
                                   ------     -----    ------       ------         -----       ------
TOTAL                              $5,737     $ 320    $  -         $6,057         $ -         $6,057
                                   ======     =====    ======       ======         =====       ======



INSTRUCTIONS:  Provide a brief description of the services rendered to each nonassociate company:

(1) Northeast Utilities Service Company supplies centralized accounting, administrative, data processing, engineering, financial, legal, operational, planning, purchasing, and/or other services.
(2) The services provided were primarily training services and license fees.
(3) Northeast Utilities Service Company supplies benefits administration services.


                         ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY
                                For the Year Ended December 31, 2002

                                            SCHEDULE XVI
                                  ANALYSIS OF CHARGES FOR SERVICE
                               ASSOCIATE AND NONASSOCIATE COMPANIES

-----------------------------------------------------------------------------------------------------------
                                                        ASSOCIATE       NONASSOCIATE      TOTAL
ACCOUNT                                                  COMPANY         COMPANY        CHARGES FOR
 NUMBER       DESCRIPTION OF ITEMS                       CHARGES         CHARGES         SERVICE
-----------------------------------------------------------------------------------------------------------
                                                             (THOUSANDS OF DOLLARS)
500-559 Power production                              $       (522)   $      6,008    $      5,486
560-579 Transmission                                         6,620             -             6,620
580-599 Electric Distribution                                7,049             -             7,049
870-894 Gas Distribution                                       106             -               106
901-906 Customer accounting and collection expenses         11,288             -            11,288
907-910 Customer service and informational expenses          7,996             -             7,996
911-917 Demonstrating and selling expenses                    (164)            -              (164)
920     Salaries and wages                                  68,262             -            68,262
921     Office supplies and expenses                        10,892             -            10,892
922     Administrative expense transferred-credit              -               -               -
923     Outside services employed                           21,986             -            21,986
924     Property insurance                                      37             -                37
925     Injuries and damages                                 3,061             -             3,061
926     Employee pensions and benefits                      15,407             -            15,407
928     Regulatory commission expense                          (17)            -               (17)
930.1   General advertising expenses                            49             -                49
930.2   Miscellaneous general expenses                         703             -               703
931     Rents                                                3,486             -             3,486
935     Maintenance of structures and equipment              1,421             -             1,421
403     Depreciation and amortization expense                7,297             -             7,297
408     Taxes other than income taxes                       11,157             -            11,157
409     Income taxes                                        (2,295)            -            (2,295)
410     Provision for deferred income taxes                 13,542             -            13,542
411     Provision for deferred income taxes-credit         (12,465)            -           (12,465)
417.1   Expenses of nonutility operations                       18             -                18
426.1   Donations                                              201             -               201
426.5   Other deductions                                     3,455             -             3,455
427     Interest on long-term debt                             -               -               -
431     Other interest expense                                 151             -               151
                                                      --------------  --------------  --------------
                Total Expense                              178,721           6,008         184,729
                                                      --------------  --------------  --------------

        COST OF SERVICE - BALANCE SHEET
        -------------------------------
107     Construction work in progress                       29,955             -            29,955
108     Accumulated provision for depreciation                (304)            -              (304)
143     Other accounts receivable                              269             -               269
152     Fuel stock expenses undistributed                      554             -               554
163     Stores expenses undistributed                        1,250             -             1,250
165     Prepayments                                          1,904             -             1,904
181     Unamortized debt expense                                64             -                64
182     Other regulatory assets                                  3             -                 3
184     Clearing accounts                                      978             -               978
186     Miscellaneous deferred debits                        2,199              20           2,219
228     Environmental accrual                                  336             -               336
229     Accumulated provision for rate refunds                  65             -                65
232     Accounts payable                                       412             -               412
236     Taxes accrued                                        1,403             -             1,403
242     Miscellaneous current and accrued liabilities          268             -               268
254     Other regulatory liabilities                            67             -                67
                                                      --------------  --------------  --------------
                Cost of service - balance sheet             39,423              20          39,443
                                                      --------------  --------------  --------------

        Compensation for use of equity capital
430     Interest on debt to associate companies                -               -               -
431     Other interest expense                                 -               -               -
                                                      --------------  --------------  --------------
                 Total expenses                                -               -               -
                                                      --------------  --------------  --------------


418     Nonoperating rental income                             226             -               226
419     Interest and dividend income                          (244)            -              (244)
421     Miscellaneous income or loss                            19              29              48
456     Other electric revenues                                 (1)            -                (1)
                                                      --------------  --------------  --------------
                          Total cost of service       $    218,144    $      6,057    $    224,201
                                                      ==============  ==============  ==============

        INSTRUCTION:  Total cost of service will equal, for associate and nonassociate companies, the total amount billed under their separate analysis of billing schedules.


                                         ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY
                                                 For the Year Ended December 31, 2002

                                                              SCHEDULE XVII
                                                     SCHEDULE OF EXPENSE DISTRIBUTION BY
                                                        DEPARTMENT OR SERVICE FUNCTION

---------------------------------------------------------------------------------------------------------------------------------
                                                           TOTAL
ACCOUNT                                                --------------------------------------------------------------------------
 NUMBER              DESCRIPTION OF ITEMS                  AMOUNT       (1)         (2)      (3)      (4)        (5)      (6)
---------------------------------------------------------------------------------------------------------------------------------
(Thousands of Dollars)
EXPENSE
-------
500-559 Power production                                  $  5,486    $          $     2   $    22  $  223    $ 4,275   $   11
560-579 Transmission                                         6,620                   154        42              6,356        5
580-599 Electric Distribution                                7,049                    65     3,925       1        396        5
870-894 Gas Distribution                                       106                     1        95                  8
901-906 Customer accounting and collection expenses         11,288                           9,440   1,725
907-910 Customer accounts expenses                           7,996                     7     6,757
911-917 Sales expenses                                        (164)                             17    (187)         5
920     Administrative and general salaries                 68,262     1,084      19,567     4,443   4,442        737    4,245
921     Office supplies and expenses                        10,892        72       6,465       151     376         77      802
922     Administrative expense transferred-credit             -
923     Outside services employed                           21,986        39      11,824       109     330        233      891
924     Property insurance                                      37                                                          37
925     Injuries and damages                                 3,061                     7         9       1                 405
926     Employee pensions and benefits                      15,407                   205        (3)
928     Regulatory commission expenses                         (17)                                                        (32)
930.1   General advertising expenses                            49
930.2   Miscellaneous general expenses                         703         3          190        4      29          9        7
931     Rents                                                3,486                  3,187       10                  1
935     Maintenance of general plant                         1,421                      7                           9
403     Depreciation expense                                 7,297
408     Taxes other than income taxes                       11,157
409     Income taxes                                        (2,295)
410     Provision for deferred income taxes                 13,542
411     Provision for deferred income taxes - credit       (12,465)
417.1   Expenses of nonutility operations                       18                                                 18
426.1   Donations                                              201                      5      166
426.5   Other deductions                                     3,455         1                    17              1,089      841
427     Interest on long-term debt                            -
430     Interest on debt to associated companies              -
431     Other interest expense                                 151
                                                          -----------------------------------------------------------------------
               Total Expense                               184,729     1,199       41,686   25,204   6,940     13,213    7,217
                                                          -----------------------------------------------------------------------

BALANCE
SHEET
-----
107     Construction work in progress                       29,955                  4,057    3,446     512      8,825       49
108     Accumulated provision for depreciation                (304)                     6        3      (9)      (366)       3
143     Other accounts receivable                              269                                                         104
152     Fuel stock expenses undistributed                      554                             554
163     Stores expense undistributed                         1,250                    573        3
165     Prepayments                                          1,904
181     Unamortized debt expense                                64
182     Other regulatory assets                                  3
184     Clearing accounts                                      978        12          147                1
186     Miscellaneous deferred debits                        2,219                   (554)    (201)    (89)     6,746     (331)
228     Environmental accrual                                  336                                                          23
229     Accumulated provision for rate refunds                  65                              65
232     Accounts payable                                       412                               8
236     Taxes accrued                                        1,403
242     Miscellaneous current and accrued liabilities          268                              18
254     Other regulatory liabilities                            67                                                          13
                                                          -----------------------------------------------------------------------
                Total Cost of Service - Balance Sheet       39,443        12        4,229    3,896     415     15,205     (139)
                                                          -----------------------------------------------------------------------
                Total Expenses Distributed                $224,172    $1,211      $45,915  $29,100  $7,355    $28,418   $7,078
                                                          =======================================================================




                                         ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY
                                                 For the Year Ended December 31, 2002

                                                              SCHEDULE XVII
                                                    SCHEDULE OF EXPENSE DISTRIBUTION BY
                                                 DEPARTMENT OR SERVICE FUNCTION (CONTINUED)

---------------------------------------------------------------------------------------------------------------------------------
ACCOUNT
 NUMBER              DESCRIPTION OF ITEMS                  (7)         (8)        (9)           (10)      (11)      (12)
---------------------------------------------------------------------------------------------------------------------------------
                                                                                (Thousands of Dollars)
EXPENSE
-------
500-559 Power production                                  $    1      $          $    34      $          $         $ (137)
560-579 Transmission                                           1                       8                               40
580-599 Electric Distribution                                  7                     291            2               2,333
870-894 Gas Distribution                                       1                                                        1
901-906 Customer accounting and collection expenses                                    1                               (2)
907-910 Customer accounts expenses                           447                       1                              664
911-917 Sales expenses                                                                 1                                1
920     Administrative and general salaries                1,860         231       6,099        2,209       141     7,870
921     Office supplies and expenses                         131          36         480          165        54     1,858
922     Administrative expense transferred-credit
923     Outside services employed                            179         906       2,336          155         7     3,041
924     Property insurance
925     Injuries and damages                                                       2,626                                4
926     Employee pensions and benefits                       180                  22,453       (7,436)                  8
928     Regulatory commission expenses
930.1   General advertising expenses                          49
930.2   Miscellaneous general expenses                       289           5          46            4         3        72
931     Rents                                                100                                                      187
935     Maintenance of general plant                                               1,404
403     Depreciation expense
408     Taxes other than income taxes
409     Income taxes
410     Provision for deferred income taxes
411     Provision for deferred income taxes - credit
417.1   Expenses of nonutility operations
426.1   Donations                                              6                      14            3                   4
426.5   Other deductions                                     222                       9                   1,158
427     Interest on long-term debt
430     Interest on debt to associated companies
431     Other interest expense
                                                          -----------------------------------------------------------------------
               Total Expense                               3,473       1,178      35,803       (4,898)     1,363    15,944
                                                          -----------------------------------------------------------------------

BALANCE
SHEET
-----
107     Construction work in progress                        161                      32                      13    12,758
108     Accumulated provision for depreciation                                                                          59
143     Other accounts receivable                              1                       3           11                  122
152     Fuel stock expenses undistributed
163     Stores expense undistributed                                                                                   674
165     Prepayments
181     Unamortized debt expense                                                                   64
182     Other regulatory assets                                                        3
184     Clearing accounts                                                              4                             1,456
186     Miscellaneous deferred debits                       (909)                    (90)                   (111)   (2,019)
228     Environmental accrual                                                        313
229     Accumulated provision for rate refunds
232     Accounts payable                                      (4)                                                      408
236     Taxes accrued
242     Miscellaneous current and accrued liabilities                                247                                 3
254     Other regulatory liabilities                                                  54
                                                          -----------------------------------------------------------------------
                Total Cost of Service - Balance Sheet       (751)       -            566           75       (98)    13,461
                                                          -----------------------------------------------------------------------
                Total Expenses Distributed                $2,722      $1,178     $36,369      $(4,823)   $1,265    $29,405
                                                          =======================================================================


                                            ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY
                                                    For the Year Ended December 31, 2002

                                                                 SCHEDULE XVII
                                                        SCHEDULE OF EXPENSE DISTRIBUTION BY
                                                     DEPARTMENT OR SERVICE FUNCTION (CONTINUED)

---------------------------------------------------------------------------------------------------------------------------------
ACCOUNT
 NUMBER              DESCRIPTION OF ITEMS                  (13)        (14)        (15)          (16)      (17)
---------------------------------------------------------------------------------------------------------------------------------
                                                                              (Thousands of Dollars)
EXPENSE
-------
500-559 Power production                                 $     8      $    1     $     9      $ 1,037    $
560-579 Transmission                                                      14
580-599 Electric Distribution                                 12          11           1
870-894 Gas Distribution
901-906 Customer accounting and collection expenses          124
907-910 Customer accounts expenses                                       120
911-917 Sales expenses                                         2          (3)
920     Administrative and general salaries                8,933       5,146       1,252            3
921     Office supplies and expenses                          45         125          55
922     Administrative expense transferred-credit
923     Outside services employed                          1,877         109         (50)
924     Property insurance
925     Injuries and damages                                   5           4
926     Employee pensions and benefits
928     Regulatory commission expenses                         2          13
930.1   General advertising expenses
930.2   Miscellaneous general expenses                        (8)         36          14
931     Rents                                                                          1
935     Maintenance of general plant                                                                1
403     Depreciation expense                                                                               7,297
408     Taxes other than income taxes                                                                     11,157
409     Income taxes                                                                                      (2,295)
410     Provision for deferred income taxes                                                               13,542
411     Provision for deferred income taxes - credit                                                     (12,465)
417.1   Expenses of nonutility operations
426.1   Donations                                              3
426.5   Other deductions                                       2         115                        1
427     Interest on long-term debt
430     Interest on debt to associated companies
431     Other interest expense                                                                               151
                                                         ------------------------------------------------------------------------
               Total Expense                              11,005       5,691       1,282         1,042    17,387
                                                         ------------------------------------------------------------------------

BALANCE
SHEET
-----
107     Construction work in progress                          9          91                         2
108     Accumulated provision for depreciation
143     Other accounts receivable                             28
152     Fuel stock expenses undistributed
163     Stores expense undistributed
165     Prepayments                                                                                        1,904
181     Unamortized debt expense
182     Other regulatory assets
184     Clearing accounts                                                                                   (642)
186     Miscellaneous deferred debits                        (90)       (133)
228     Environmental accrual
229     Accumulated provision for rate refunds
232     Accounts payable                                                                                   1,403
236     Taxes accrued
242     Miscellaneous current and accrued liabilities
254     Other regulatory liabilities
                                                         ------------------------------------------------------------------------
                Total Cost of Service - Balance Sheet        (53)        (42)       -                2     2,665
                                                         ------------------------------------------------------------------------
                Total Expenses Distributed               $10,952      $5,649      $1,282        $1,044   $20,052
                                                         ========================================================================

INSTRUCTIONS:  Indicate each department or service function.  (See Instruction 01-3 General Structure of Accounting System:
               Uniform System of Accounts)



               ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                       For the Year Ended December 31, 2002

                                  SCHEDULE XVII

                            KEYS FOR SERVICE FUNCTIONS

  KEYS    SERVICE FUNCTION
  ----    ----------------
   (1)    Chairman, President and Chief Executive Officer
   (2)    Executive V.P. and Chief Financial Officer
   (3)    President - Utility Group
   (4)    President - Competitive Group
   (5)    V.P. - Transmission Business
   (6)    V.P., Secretary and General Counsel
   (7)    V.P. - Corporate Communications
   (8)    V.P. - Investor Relations
   (9)    V.P. - Human Resources and Environmental Services
  (10)    V.P. and Treasurer
  (11)    V.P. - Governmental Affairs
  (12)    V.P. - Utility Group Services
  (13)    V.P. - Accounting and Controller
  (14)    V.P. - Rates, Regulatory Affairs & Compliance
  (15)    Director - Internal Audit & Security
  (16)    New England Power Pool
  (17)    Corporate Expenses - unallocated


                       ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                              For the Year Ended December 31, 2002

                               DEPARTMENTAL ANALYSIS OF SALARIES


                                                                 DEPARTMENTAL SALARY EXPENSE                        NUMBER OF
 NAME OF DEPARTMENT                                             INCLUDED IN AMOUNTS BILLED TO                       PERSONNEL
 ------------------                                       -------------------------------------------------------------------------
 Indicate each dept.                                        TOTAL       PARENT         OTHER          NON              END
 or service function.                                       AMOUNT      COMPANY      ASSOCIATES    ASSOCIATES        OF YEAR
                                                          -------------------------------------------------------------------------
                                                                        (Thousands of Dollars)
 Chairman, President and Chief Executive Officer           $  1,095      $   76      $  1,019       $ -                  2
 Executive V.P. and Chief Financial Officer                  20,167         349        19,818         -                343
 President - Utility Group                                   18,202           8        18,187            7              97
 President - Competitive Group                                6,885           2         6,883         -                 59
 V.P. - Transmission Business                                12,482          96        10,167        2,219             131
 V.P., Secretary and General Counsel                          5,437         221         5,212            4              60
 V.P. - Corporate Communications                              2,648           6         2,642         -                 27
 V.P. - Investor Relations                                      204           6           198         -                  2
 V.P. - Human Resources and Environmental Services            8,738          10         8,727            1              86
 V.P. and Treasurer                                           2,228         307         1,921         -                  4
 V.P. - Governmental Affairs                                    416           3           413         -                133
 V.P. - Utility Group Services                               21,094           2        21,092         -                310
 V.P. - Accounting and Controller                             7,650          84         7,558            8              68
 V.P. - Rates, Regulatory Affairs & Compliance                5,334           1         5,333         -                 24
 Director - Internal Audit & Security                         1,274          12         1,256            6              17
 New England Power Pool                                           3        -                3         -                -
                                                           --------      ------      --------       ------           -----
                                                           $113,857      $1,183      $110,429       $2,245           1,363
                                                           ========      ======      ========       ======           =====


                      ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                             For the Year Ended December 31, 2002

                                  OUTSIDE SERVICES EMPLOYED

INSTRUCTIONS:  Provide a breakdown by subaccount of outside services employed.  If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

---------------------------------------------------------------------------------------------------
                                                               RELATIONSHIP
                                                              "A"-ASSOCIATE
                                                                 "NA"-NON
FROM WHOM PURCHASED                                             ASSOCIATE          AMOUNT
---------------------------------------------------------------------------------------------------
                                                                                 (Thousands
                                                                                 of Dollars)
ADVERTISING SERVICES
--------------------
CRONIN AND COMPANY INC.                                            NA             $   197
MISCELLANEOUS (10 PAYEES)                                          NA                 201
                                                                                  -------
    TOTAL ADVERTISING SERVICES                                                    $   398
                                                                                  -------

AUDITING SERVICES
-----------------
MISCELLANEOUS (3 PAYEES)                                           NA             $   117
                                                                                  -------
    TOTAL AUDITING SERVICES                                                       $   117
                                                                                  -------

COMPUTER SERVICES
-----------------
ADVANCED INFORMATION MANAGEMENT, LLC                               NA             $   362
ALSTOM ESCA CORPORATION                                            NA                 288
BLUE HERON CONSULTING CORPORATION                                  NA                 211
COMPAQ COMPUTER CORPORATION                                        NA                 116
COMPUTER STAFFING ASSOCIATES INC.                                  NA                 155
ENHERENT                                                           NA                 109
ET CONSULTING INC.                                                 NA                 433
GE CAPITAL TECHNOLOGY                                              NA                 167
IBM CORPORATION                                                    NA               4,588
ICICI INFOTECH INC.                                                NA                 231
INDUS INTERNATIONAL INC.                                           NA               2,239
INTELLIGENT TECHNOLOGY SYSTEMS                                     NA                 442
LASERBRIDGE LLC                                                    NA                 173
OLAV & CO., INC.                                                   NA                 286
PC NET INC.                                                        NA               1,074
RDA ENTERPRISES, INC.                                              NA                 234
SPESCOM SOFTWARE INC.                                              NA                 182
MISCELLANEOUS (28 PAYEES)                                          NA                 680
                                                                                  -------
     TOTAL COMPUTER SERVICES                                                      $11,970
                                                                                  -------
ENGINEERING SERVICES
--------------------
EURO SYSTEMS INTERNATIONAL, INC.                                   NA             $   107
PREMIER DATA SERVICES, INC.                                        NA                 143
PRICEWATERHOUSE COOPERS LLP                                        NA                 127
TECHNICAL AID CORP                                                 NA                 253
THE SLAM COLLABORATIVE                                             NA                 342
THE TRI-COM CONSULTING GROUP LLC                                   NA                 221
MISCELLANEOUS (8 PAYEES)                                           NA                 191
                                                                                  -------
   TOTAL ENGINEERING SERVICES                                                     $ 1,384
                                                                                  -------

LEGAL SERVICES
--------------
CARMODY & TORRANCE LLP                                             NA             $   355
MORGAN, LEWIS & BOCKIUS, LLP                                       NA                 208
UPDIKE KELLY & SPELLACY, P.C.                                      NA                 120
MISCELLANEOUS (15 PAYEES)                                          NA                  70
                                                                                  -------
   TOTAL LEGAL SERVICES                                                           $   753
                                                                                  -------

PRINTING SERVICES
-----------------
ALLIED PRINTING SERVICES, INC.                                     NA             $   133
THE DINGLEY PRESS                                                  NA                 164
MISCELLANEOUS (8 PAYEES)                                           NA                 109
                                                                                  -------
   TOTAL PRINTING SERVICES                                                        $   406
                                                                                  -------

TEMPORARY EMPLOYMENT SERVICES
-----------------------------
BENE TEMPS, INC.                                                   NA             $   181
MANPOWER INC.                                                      NA                 250
NUCON ENGINEERING ASSOCIATES, INC.                                 NA               2,285
MISCELLANEOUS (5 PAYEES)                                           NA                 210
                                                                                  -------
    TOTAL TEMPORARY EMPLOYMENT SERVICES                                           $ 2,926
                                                                                  -------

TRANSFER AGENT FEES
-------------------
THE BANK OF NEW YORK                                               NA             $   892
                                                                                  -------
   TOTAL TRANSFER AGENT FEES                                                      $   892
                                                                                  -------

OTHER SERVICES
--------------
A/Z CORPORATION                                                    NA             $   634
APRISMA MANAGEMENT TECHNOLOGIES, INC.                              NA                 143
ATLANTIC TELECOM, INC.                                             NA                 117
AVALLONE DIBELLA & ASSOCIATES                                      NA                 106
BOND AND COMPANY INC.                                              NA                 237
CAP GEMINI ERNST & YOUNG US LLC                                    NA               1,062
CHEM NUCLEAR SYSTEMS, LLC                                          NA                 177
CHICAGO INTERFACE GROUP, INC.                                      NA                 114
CLOHESSY HARRIS & KAISER, LLC                                      NA                 201
COGNISA SECURITY, INC.                                             NA                 109
CONVERGENT GROUP CORPORATION                                       NA                 231
CORPORATE EXECUTIVE BOARD                                          NA                 217
COVANSYS                                                           NA                 191
CUSTOMER INFORMATION CONSULTING INC.                               NA                 131
DI-VA CONTRACTING, INC.                                            NA                 135
DOMINION NUCLEAR CONNECTICUT, INC.                                 NA                 144
ENVIRONMENTAL SCIENCE SERVICES, INC.                               NA                 191
EVERST MANAGEMENT CONSULTANTS, INC.                                NA                 448
GAFFNEY, BENNETT PUBLIC RELATIONS, LLC                             NA                 308
HEIDRICK & STRUGGLES, INC.                                         NA                 239
HEWITT ASSOCIATES                                                  NA                 252
JOE KING & ASSOCIATES, INC.                                        NA                 150
LEVY & DRONEY, P.C.                                                NA                 106
LEXECON INC.                                                       NA                 312
MANAGEMENT SEARCH, INC.                                            NA                 103
MARKETSPAN CORPORATE SERVICES                                      NA                 344
MCKINSEY & COMPANY, INC.                                           NA                 320
MILLETTE ASSOCIATES, P.C.                                          NA                 172
PETRA CONSTRUCTION CORPORATION                                     NA               1,242
PRO FITNESS/HEALTHSOUTH                                            NA                 676
RLW ANALYTICS, INC.                                                NA                 302
SELKIRK FINANCIAL TECHNOLOGIES                                     NA                 184
SPECTRUM ASSOCIATES                                                NA                 125
TMP WORLDWIDE, INC.                                                NA                 159
TOWERS PERRIN                                                      NA                 561
W.E. ANDREWS CO. INC. OF CONNECTICUT                               NA                 202
MISCELLANEOUS (478 PAYEES)                                         NA               2,714
                                                                                  -------
   TOTAL OTHER SERVICES                                                           $13,059
                                                                                  -------
                                                                     TOTAL        $31,905
                                                                                  =======


                      ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                              For the Year Ended December 31, 2002

                                   OUTSIDE SERVICES EMPLOYED

VENDOR NAME                                    DESCRIPTION OF SERVICES RENDERED
-------------------------------------------------------------------------------------------------------------------------

ADVERTISING SERVICES
--------------------
CRONIN AND COMPANY INC.                        Provide broadcast media services

COMPUTER SERVICES
-----------------
ADVANCED INFORMATION MANAGEMENT, LLC           Provide IT consulting management services
ALSTOM ESCA CORPORATION                        Install and provide training and support services for
                                                Alstom ESCA software
BLUE HERON CONSULTING CORPORATION              Provide IT consulting services
COMPAQ COMPUTER CORPORATION                    Provide software support services
COMPUTER STAFFING ASSOCIATES INC.              Provide software support services
ENHERENT                                       Provide IT professional services
ET CONSULTING INC.                             Provide IT services pertaining to the Yankee Gas CCIS Project
GE CAPITAL TECHNOLOGY                          Provide design, creation and management of IT infrastructure
IBM CORPORATION                                Furnish integrated services including both hardware and software for the Asset Management system
ICICI INFOTECH INC.                            Provide professional IT consulting services
INDUS INTERNATIONAL INC.                       Provide support services for Passport software application
INTELLIGENT TECHNOLOGY SYSTEMS                 Provide professional IT consulting services
LASERBRIDGE LLC                                Provide professional services for the WIN 2000 project
OLAV & CO., INC.                               Provide conversion code development and specification development for NU Passport Upgrade
PC NET INC.                                    Provide LAN IDS Dragon Server Software
RDA ENTERPRISES, INC.                          Provide professional IT services
SPESCOM SOFTWARE INC.                          Provide software support services

ENGINEERING SERVICES
--------------------
EURO SYSTEMS INTERNATIONAL, INC.               Provide consulting services to perform Information Modelar Liaison activities for IT Wholesale Marketing Team
PREMIER DATA SERVICES, INC.                    Provide services to support the INDUS Passport Infrastructure Project
PRICEWATERHOUSE COOPERS LLP                    Provide professional services rendered in connection with the Property
                                                Value Impact Analysis of CT Phase I transmission expansion project.
TECHNICAL AID CORP                             Provide contract technical support specializing in engineering and design
THE SLAM COLLABORATIVE                         Provide design and engineering services for the Community Building
                                                Improvements Project
THE TRI-COM CONSULTING GROUP LLC               Furnish onsite Yankee support for system os/390


LEGAL SERVICES
--------------
CARMODY & TORRANCE LLP                         Provide legal services on a requested basis
MORGAN, LEWIS & BOCKIUS, LLP                   Provide legal services on a requested basis
UPDIKE KELLY & SPELLACY, P.C.                  Provide legal services on a requested basis


PRINTING SERVICES
-----------------
ALLIED PRINTING SERVICES, INC.                 Printing of consumer news and special bill inserts
THE DINGLEY PRESS                              Printing of catalogs


TEMPORARY EMPLOYMENT SERVICES
-----------------------------
BENE TEMPS, INC.                               Temporary labor services
MANPOWER INC.                                  Temporary labor services
NUCON ENGINEERING ASSOCIATES, INC.             Furnish services for NUSCO Retiree Skill Bank

TRANSFER AGENT FEES
------------------
THE BANK OF NEW YORK                           Provide agent fee services


OTHER SERVICES
--------------
A/Z CORPORATION                                Provide construction services
APRISMA MANAGEMENT TECHNOLOGIES, INC.          Provide spectrum projection
                                                connection services
AVALLONE DIBELLA & ASSOCIATES                  Provide lobbying services
BOND AND COMPANY INC.                          Provide consulting services related to government affairs and strategic planning
CAP GEMINI ERNST & YOUNG US LLC                Provide services for incentive fee for wave 1 of the Northeast
                                                Utilities Strategic Sourcing Program
CHEM NUCLEAR SYSTEMS, LLC                      Provide services due to possible fuel pins at Barnwell
CHICAGO INTERFACE GROUP, INC.                  Provide change management and systems integration solutions
CLOHESSY HARRIS & KAISER, LLC                  Provide architecture, interior design, and facilities planning services
COGNISA SECURITY, INC.                         Provide uniformed security guard service
CONVERGENT GROUP CORPORATION                   Provide services for the Transmission Strategic Implementation
                                                Plan (TranSIP)
CORPORATE EXECUTIVE BOARD                      Provide corporate strategy board research services
COVANSYS                                       Provide miscellaneous programming support
CUSTOMER INFORMATION CONSULTING INC.           Provide consulting services
DI-VA CONTRACTING, INC.                        Provide construction services
DOMINION NUCLEAR CONNECTICUT, INC.             Provide services regarding U1 Fuel Pins Investigation
ENVIRONMENTAL SCIENCE SERVICES, INC.           Provide environmental consulting and regulatory permitting services
EVERST MANAGEMENT CONSULTANTS, INC.            Provide leading vegetation management solutions
GAFFNEY, BENNETT PUBLIC RELATIONS, LLC         Provide public relation services
HEIDRICK & STRUGGLES, INC.                     Provide executive search and leadership consulting services
HEWITT ASSOCIATES                              Furnish consulting and actuarial services related to company
                                                Pension Plans
JOE KING & ASSOCIATES, INC.                    Provide professional services
LEVY & DRONEY, P.C.                            Provide consulting services related to legislation
LEXECON INC.                                   Provide consulting services related to electricity strategy
MANAGEMENT SEARCH, INC.                        Provide recruiting services
MARKETSPAN CORPORATE SERVICES                  Provide services in relation to aiding in the restoration efforts after Hurricane George in Puerto Rico
MCKINSEY & COMPANY, INC.                       Provide professional services in supporting NEON due diligence
MILLETTE ASSOCIATES, P.C.                      Provide onsite physician services to NU
PETRA CONSTRUCTION CORPORATION                 Provide construction services
PRO FITNESS/HEALTHSOUTH                        Furnish consulting services to develop the WellAware Program
RLW ANALYTICS, INC.                            Provide market research consulting services for the energy industry
SELKIRK FINANCIAL TECHNOLOGIES                 Provide solutions for managing liquidity, forecasting cash flow, consolidating bank information and mitigating risk
SPECTRUM ASSOCIATES                            Furnish services to perform Customer Center Telephone Survey
TMP WORLDWIDE, INC.                            Provide recruiting services
TOWERS PERRIN                                  Provide management and human resource consulting services
W.E. ANDREWS CO. INC. OF CONNECTICUT           Design and print the 2001 Annual Report


         ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                 For the Year Ended December 31, 2002


                    EMPLOYEE PENSIONS AND BENEFITS
                             ACCOUNT 926


INSTRUCTIONS:  Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

------------------------------------------------------------------------------------------
                               DESCRIPTION                                    AMOUNT
------------------------------------------------------------------------------------------
                                                                            (Thousands
                                                                            of Dollars)
Pension Plan                                                                  $(6,354)
Supplemental Retirement and Savings Plan                                         3,881
Group Life, Long-term Disability, Hospital
  and Medical Insurance Expenses                                                12,503
Post Retirement Medical Benefit - FAS 106                                        5,010
Other Employee Benefits Expenses                                                   367
                                                                               -------
                           TOTAL                                               $15,407
                                                                               =======


             ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                     For the Year Ended December 31, 2002


                         GENERAL ADVERTISING EXPENSES
                                ACCOUNT 930.1


INSTRUCTIONS:  Provide a listing of the amount included in Account 930.1,
               "General Advertising Expenses," classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

-------------------------------------------------------------------------------
     DESCRIPTION                     NAME OF PAYEE               AMOUNT
-------------------------------------------------------------------------------
                                                               (Thousands
                                                               of Dollars)
PRINTING
--------
ALLIED PRINTING SERVICES, INC.                                   $ 37
DIBACCO & COMPANY                                                  11
KARIN KROCHMAL                                                      4

OTHER SERVICES
--------------
MISCELLANEOUS (5 PAYEES)                                           (3)
                                                                 ----
                                              TOTAL              $ 49
                                                                 ====


             ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                     For the Year Ended December 31, 2002

                        MISCELLANEOUS GENERAL EXPENSES
                                ACCOUNT 930.2

INSTRUCTIONS:  Provide a listing of the amount included in Account 930,
               "Miscellaneous General Expenses," classifying such expenses according to their nature. Payments and expenses permitted by Section 321(b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. Section 441(b)(2)) shall be separately classified.

-------------------------------------------------------------------------------
DESCRIPTION                                                          AMOUNT
-------------------------------------------------------------------------------
                                                                  (Thousands
                                                                  of Dollars)

Information technology                                                $ 70
Shareholder reports and meetings                                       384
Research and development                                               341
Employee development                                                    11
Other miscellaneous expenses (43 items)                               (103)
                                                                      ----
                                  TOTAL                               $703
                                                                      ====



          ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                  For the Year Ended December 31, 2002

                                 RENTS

INSTRUCTIONS:  Provide a listing of "Rents," classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

-------------------------------------------------------------------------------
                          TYPE OF PROPERTY                           AMOUNT
-------------------------------------------------------------------------------
                                                                   (Thousands
                                                                   of Dollars)

Buildings/office space                                              $ 5,704
Computer/Office equipment                                             4,743
Vehicles                                                                316
                                                                    -------
                                   TOTAL                            $10,763
                                                                    =======



          ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                 For the Year Ended December 31, 2002

                     TAXES OTHER THAN INCOME TAXES
                              ACCOUNT 408


INSTRUCTIONS:  Provide an analysis of Account 408, "Taxes Other Than
               Income Taxes."  Separate the analysis into two groups:
               (1)Other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

-------------------------------------------------------------------------------
                               KIND OF TAX                          AMOUNT
-------------------------------------------------------------------------------
                                                                   (Thousands
                                                                   of Dollars)

(1) Other Than U.S. Government Taxes:

    Connecticut Unemployment                                         $   465
    Massachusetts Unemployment                                            35
    Local property                                                     1,169
    Connecticut Sales Tax                                                 46
    Other                                                                 21
                                                                     -------
               Sub-Total                                               1,736
                                                                     -------

(2) U.S. Government Taxes:

    Federal Insurance Contribution Act                                 7,387
    Medicare Tax                                                       1,928
    Federal Unemployment                                                 106
                                                                     -------
               Sub-Total                                               9,421
                                                                     -------
                                    TOTAL                            $11,157
                                                                     =======



                       ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                               For the Year Ended December 31, 2002

                                           DONATIONS
                                         ACCOUNT 426.1


INSTRUCTIONS:  Provide a listing of the amount included in Account 426.1, "Donations,"
               classifying such expenses by its purpose.  The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

----------------------------------------------------------------------------------------------------------
NAME OF RECIPIENT                        PURPOSE OF DONATION                                    AMOUNT
----------------------------------------------------------------------------------------------------------
                                                                                              (Thousands
                                                                                              of Dollars)
Training performed by NUSCO employees    In-kind Services                                        $ 69
Spectrum Associates                      In-kind Services                                          30
Barker Specialty                         In-kind Services                                           6
Dr. Joe Enterprises                      In-kind Services                                           6
NUCON Engineering Association, Inc.      In-kind Services                                           6
Harty Integrated Solutions               In-kind Services                                           5
World Press Institute                    Charitable Contribution and Educational Grant              5
Allied Printing Services, Inc.           In-kind Services                                           4
Hartford Postmaster                      In-kind Services                                           4
Eurest Dining Services                   In-kind Services                                           3
Miscellaneous (37 payees)                Charitable Contribution, In-kind Services
                                           and Educational Grants                                  63
                                                                                                 ----
                                                                TOTAL                            $201
                                                                                                 ====



              ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                      For the Year Ended December 31, 2002


                               OTHER DEDUCTIONS
                                ACCOUNT 426.5


INSTRUCTIONS:  Provide a listing of the amount included in Account 426.5,
               "Other Deductions," classifying such expenses according to their nature.

---------------------------------------------------------------------------------------
DESCRIPTION                     NAME OF PAYEE                                AMOUNT
---------------------------------------------------------------------------------------
                                                                           (Thousands
                                                                           of Dollars)
Government relation
  expenditures                  Bond & Company                                $  237
                                Gaffney, Bennett and Associates, Inc.            164
                                Updike Kelly & Spellacy, PC                      120
                                Levy & Droney, PC                                106
                                Avallone Dibella & Associates                    106
                                Miscellaneous (133 items)                      1,300

Communication services          Cronin & Company                               1,072
                                Miscellaneous (20 items)                         208


Contributions                   Miscellaneous (42 items)                         142
                                                                              ------
                                                TOTAL                         $3,455
                                                                              ======


                 ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                         For the Year Ended December 31, 2002

                                     SCHEDULE XVIII

                              NOTES TO STATEMENTS OF INCOME

INSTRUCTIONS:  The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increases in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

See Notes to Financial Statements on pages 19 through 19E.




                 ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                     ORGANIZATION CHART (AS OF DECEMBER 31, 2002)


Chairman, President and Chief Executive Officer

 - Executive Vice President and Chief Financial Officer
    - Vice President and Treasurer
       - Vice President - Investor Relations
    - Vice President - Accounting and Controller

 - President - Competitive Group

 - President - Utility Group
    - Vice President - Utility Group Services
    - Vice President - Rates, Regulatory Affairs and Compliance

 - Vice President, Secretary and General Counsel
    - Vice President - Governmental Affairs

 - Vice President - Human Resources and Environmental Services

 - Vice President - Corporate Communications

 - Vice President - Transmission Business

 - Director - Internal Audit & Security




                 ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                                METHODS OF ALLOCATION

                        For the year ended December 31, 2002

 1) Payroll

 2) Gross Plant Assets

 3) Operating Revenues

 4) Union Employees

 5) Employees

 6) Forecasted Departments' Work Plan

 7) O&M Budget

 8) Cogeneration Projects and Capacity

 9) Conservation and Load Management Programs, Labor and Expenditures

10) Peak Load

11) Fuel Purchased

12) Invoices Processed

13) Materials and Supplies

14) Megawatt-Hour Sales

15) Direct Charged Costs

16) Customers

17) Vehicles

18) Work Order Back Log

19) Facilities Floor Space

20) PC Counts

21) Software Applications

NOTE:  Allocations may include a combination of the above factors.




                 ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

             ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED



During 2002, there was no compensation for use of capital billed to the associated companies.




                 ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                                  SIGNATURE CLAUSE



Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.




                     NORTHEAST UTILITIES SERVICE COMPANY
                     -----------------------------------
                         (Name of Reporting Company)




                By:  /s/ John P. Stack
                     -----------------------------------
                        (Signature of Signing Officer)




                     John P. Stack, Vice President - Accounting and Controller
                     ---------------------------------------------------------
                           (Printed Name and Title of Signing Officer)


                     Date:  April 28, 2003